UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ipiranga and Ultracargo won concessions’ auctions to operate areas in ports

São Paulo, April 5, 2019 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or “Company”) hereby informs that its subsidiaries Ipiranga and Ultracargo won concessions’ auctions to operate areas in ports for storage and handling of liquid bulk, specially fuels. The process was concluded today after the bidding process held by the National Agency for Waterway Transportation – ANTAQ, at B3 headquarters in São Paulo.

Ipiranga won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by Ipiranga, that shall have minimum storage capacity of 41 thousand m3, and (ii) area BEL04A, which is currently operated by Ipiranga, therefore maintaining its operation in the region, with minimum storage capacity of 23 thousand m3. Such areas will be operated for at least 15 years, according to the auction notice.

Ultracargo won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m3 and initial operations are expected for 2023. The area will be operated by Ultracargo for at least 25 years, according to the auction notice.

The estimated investments regarding the participation of Ipiranga and Ultracargo sums up to R$ 450 million, approximately, to be disbursed throughout the next five years, including the auction grants and the minimum investment required for these areas, and will contribute to improve logistics efficiency, job creation and development in the region.

Vila do Conde Port has a deep draft which allows the docking of large vessels. Additionally, both ports are strategically located, enabling the Company to supply fuels mainly in the state of Pará, a state that presents superior growth compared to the national average.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)